VIA EDGAR

June 23, 2017

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed June 7, 2016
File No. 001-11151

Dear Mr. Decker:

This letter is in response to your letter dated June 15, 2017 to U.S. Physical Therapy, Inc. (the “Company”) transmitting the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-K.  For your convenience, the response below is preceded by the Staff’s comment to which the response relates.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal Year 2016 Compared to Fiscal Year 2015, page 26
Fiscal Year 2016 Compared to Fiscal Year 2016, page 29

COMMENT:
Please discuss net income attributable to USPH shareholders with equal or greater prominence than your non-GAAP measure – operating results.  In addition, income taxes should be shown as a separate adjustment in the reconciliation and clearly explained.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Questions 102.10 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation, updated on May 17, 2016.

RESPONSE
The Company acknowledges the Staff’s comments and advises the staff that in future filings, the Company will add discussion related to the net income attributable to USPH shareholders with equal or greater prominence than the non-GAAP measure – operating results. Additionally in future filings, the Company will show income taxes as a separate adjustment in the reconciliation with an explanation of the income tax rate used.

Below is the proposed format for the discussion and reconciliation that the Company will present in future filings:

For the three months ended March  31, 2017, our net income attributable to our common shareholders prior to interest expense – mandatorily redeemable non-controlling interests – change in redemption value, net of tax (“operating results”), a non-generally accepted accounting measure, was $__ million as compared to $__ million for the three months ended March 31, 2016. Diluted earnings per share from operating results was $___ for the 2017 period as compared to $___ for the 2016 period.

For the three months ended March 31, 2017, our net income attributable to our common shareholders, in accordance with generally accepted accounting principles (“GAAP”), was $___ million, or $___ per diluted share, as compared to $___ million, or $___ per diluted share, for the three months ended March 31, 2016.  See schedule below for a reconciliation of net income attributable to our shareholders, in accordance with GAAP, to operating results.

Three Months Ended March 31,
	2017	2016

Net income attributable to USPH shareholders	$-	$-

Adjustments:
Interest expense MRNCI * - change in redemption value	-	-
Tax effect at statutory rate (federal and state) of 39.25%	-	-
Operating results	$-	$-

Basic and diluted net income attributable to USPH shareholders per share	$-	$-

Basic and diluted operating results per share	$-	$-

Shares used in computation:
Basic and diluted	-	-

*	Mandatorily redeemable non-controlling interest

In connection with the Company’s response to the Staff, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB